Exhibit 99.1

Genetron Health Announces Completion of Going Private Transaction

BEIJING, China, March 28, 2024 (GLOBE NEWSWIRE) — Genetron Holdings Limited (“Genetron Health” or the “Company”, Nasdaq: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, announced today the completion of its merger (the “Merger”) with Genetron New Co Limited (“Merger Sub”), pursuant to the previously announced agreement and plan of merger, dated as of October 11, 2023 (the “Merger Agreement”), among the Company, New Genetron Holding Limited (“Parent”) and Merger Sub. As a result of the Merger, the Company has become a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on February 21, 2024, each ordinary share, par value US$0.00002 per share, of the Company (each, a “Share”) issued, outstanding and not represented by American depositary share of the Company (each, an “ADS,” representing fifteen (15) Shares) immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), has been cancelled and ceased to exist, in exchange for the right to receive US$0.272 in cash per Share without interest (the “Per Share Merger Consideration”), and each ADS, issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, together with each Share represented by such ADS, has been cancelled and ceased to exist, in exchange for the right to receive US$4.08 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders, and such consideration, together with the Per Share Merger Consideration, the “Merger Consideration”).

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares (other than Shares represented by ADSs) in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other documents required by such letter of transmittal to be delivered in connection therewith. Payment of the Merger Consideration (after deduction of the fees, charges, deductions and expenses provided for under the Deposit Agreement, dated June 18, 2020, between the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder) will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after The Bank of New York Mellon, the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Market (the “Nasdaq”) be suspended as of the close of trading on March 28, 2024 (New York time). The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as the financial advisor to the committee of independent and disinterested directors established by the Board (the “Special Committee”), and Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Special Committee and the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the investor consortium (the “Consortium”), and King & Wood Mallesons is serving as PRC legal counsel to the Consortium.

Certain legal matters with respect to the Cayman Islands law are advised by Walkers (Hong Kong).

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Genetron Health may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Genetron Health’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Genetron Health’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Genetron Health does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Email: ir@genetronhealth.com